FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Release of:

                                 July 30, 2001;
                                 July 18, 2001




                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                            TST, Kowloon, Hong Kong




NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
               Q2 Sales Up 11%, Adjusted Cash EPS $0.33 vs. $0.43

VANCOUVER, CANADA July 30, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced unaudited results for the second quarter ended June 30, 2001.

                   Summary of June 30, 2001 Financial Results
             Excluding one-time charges and amortisation of goodwill
                 (In Thousands of US Dollars except share data
--------------------------------------------------------------------------------

                                Three months ended              Six months ended
                                     June 30                        June 30
                               2001           2000            2001           2000
-------------------------- -------------- --------------  -------------- --------------
Net sales                  $     55,882   $     50,540    $    107,369   $     95,132
Gross profit (1)(2)               7,909          7,541          14,905         14,450
Operating income (1,2,3)          2,428          2,871           3,290          5,482
Net income (1-4)                  2,895          3,846           4,456          6,462
EPS diluted                $       0.28   $       0.42    $       0.43   $       0.71
Cash net income (1-5)             3,352          3,894           5,370          6,559
Cash EPS diluted           $       0.33   $       0.43    $       0.52   $       0.72
EBITDA (1-4)                      6,452          5,881          10,935         10,547
EBITDA per share diluted   $       0.63   $       0.65    $       1.06   $       1.16
-------------------------- -------------- --------------  -------------- --------------

(1) Excludes $4.7 million in inventory write-offs and provisions for slow moving raw materials in the second quarter of 2001 and $5.5 million for the six months ended June 30, 2001. The inventory provisions are made under the conservative assumption that the Company is unable to resolve inventory issues with its customers. To the extent that inventory issues are resolved such provisions would be written back. (2) Excludes severance provision of $0.3 million. (3) Excludes stock option compensation expense of $0.8 million and realignment charges (including additional provisions for severance payments) of $0.6 million for the second quarter of 2001 and $0.7 million for the six months ended June 30, 2001. (4) Excludes provision for impairment in value of non-core assets of $0.5 million for the three months and six months ended June 30, 2001, and a $12.1 million gain on the sale of non-core assets in the first quarter of 2000.
(5) Excludes amortisation of goodwill of $0.4 million and $0.9 million for the three months and six months ended June 30, 2001.

As a result of the economic slowdown in the electronics industry the Company has continued to experience delays, postponements, and cancellation of some customer orders, and lack of customer order visibility. As a result, in the second quarter the company recorded $6.9 million in one-time charges. The above one-time charges fully resolves all outstanding inventory uncertainties and provides necessary provisions for the Company's realignment plans which aims to reduce expenses and position the Company to achieve its 13th consecutive year of profitability in 2001.

The Company continues to maintain a strong financial position, ending the second quarter of 2001 with $3.08 of cash per share and approximately $15.46 of net book value per share, based on 10,186,940 shares outstanding as at June 30, 2001. The Company, as at June 30, 2001, had a cash to current liabilities ratio of 0.78, a current ratio of 2.65, a total assets to total liabilities ratio of
4.92 and approximately $31.4 million of cash.

With the Company's strong financial position, and positive operating cash flow, it will continue with internal expansion plans in anticipation of an economic recovery that it expects by the second quarter of 2002. Internal expansion plans include the construction of a new 138,000 square foot factory in expectation of increased orders for both new and existing products from new and existing customers. The Company is also pursuing merger and acquisition opportunities to help augment its internal growth.

                   Summary of June 30, 2001 Financial Results
             Including one-time charges and amortisation of goodwill
                 (In Thousands of US Dollars except share data)
--------------------------------------------------------------------------------

Net sales for the second quarter of 2001 was $55.9 million, an increase of 11% compared to net sales of $50.5 million for the second quarter of 2000. Operating loss for the second quarter of 2001 was $4.0 million (loss of $0.39 per share) compared to operating income of $2.6 million ($0.29 per share) for the second quarter of 2000. Net loss for the second quarter of 2001 was $4.0 million compared to net income of $3.6 million in the second quarter of 2000. Basic and diluted loss per share for the second quarter of 2001 were $0.39 compared to earnings per share of $0.41 and $0.40 in the second quarter of 2000.

Net sales for the six months ended June 30, 2001 increased by 13% to $107.4 million from $95.1 million for the six months of 2000. Operating loss for the first six months of 2001 was $4.0 million (loss of $0.39 per share) compared to operating income of $5.1 million ($0.56 per share) for the first six months of 2000. Net loss for the first six months in 2001 was $3.3 million. This compares to net income of $18.2 million for the first six months of 2000, including a $12.1 million gain of the sale of a non-core asset. Basic and diluted loss per share for the first six months of 2001 were $0.33 and $0.32 compared to earnings per share of $2.05 and $2.00 for the first six months.

Second Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, July 30, 2001 at 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, investors and other interested individuals are invited to listen to the live conference call over the internet by clicking http://www.videonewswire.com/event.asp?id=274 or over the phone by dialing (612) 332-0932 just prior to its start time. Callers will be asked to register with the conference call operator.

Dividends

On July 21, 2001 the Company paid a quarterly dividend of $0.10 per share to shareholders of record at the close of business on July 1, 2001. The record date for the third quarter dividend of $0.10 per share is September 30, 2001 and the payment date is October 21, 2001.

It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's profitability during the preceding year. There can be no assurance that any dividend will be declared in 2002 or if declared the amount of such dividend.

Telecom Strength Propels Economic Growth in China

Despite the worldwide economic slowdown, China's domestic economy continues to experience among the world's fastest economic growth rates. China's GDP grew by 7.8% in the first six months of 2001 and industrial production was up by 10.1% in June from a year ago. Real GDP for 2002 is expected to be up 7.7%. The telecommunication sector in China is also expected to see healthy growth with marketing reports estimating demand for cellular phone handsets in China growing from 37 million pieces in 2000 to over 100 million pieces by 2003.

To manufacture cellular phones in China requires licensing that is strictly controlled by Chinese regulatory authorities. One of the most aggressive Chinese companies to obtain this licensing is TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile"). TCL Mobile, a private company controlled by a People's Republic of China state-owned enterprise, has operation facilities in Hong Kong and Huizhou, China, and is one of only 10 PRC companies licensed to manufacture, distribute and sell GSM cellular phones, and recently CDMA cellular phones in China. It also distributes and trades digital mobile telephones and accessories in China and overseas.

In order to enhance its position in the growing domestic China telecommunications market, and strengthen its relationship with state-owned TCL Holdings, Nam Tai made a strategic investment, acquiring a 5% indirect shareholding in TCL Mobile in September 2000. TCL Mobile is also a customer of Nam Tai, as it currently purchases rechargeable battery packs from BPC (Shenzhen) Co., Ltd - a joint venture company owned by Nam Tai and Toshiba Battery Co., Ltd.

Nam Tai is pleased that TCL Mobile's significant growth and profitability have positively impacted Nam Tai's results. Nam Tai's share of TCL Mobile's income, accounted for under the equity method, is $321,000 for the second quarter of 2001 and $304,000 for the six month period ended June 30, 2001. In addition, Nam Tai anticipates that its investment in TCL mobile as a business partner will open up new opportunities in China's rapidly growing domestic telecommunications market.

Consolidation of Administration and Marketing Offices

On August 18, 2001 Nam Tai will consolidate three of its administrative and marketing offices, now at different locations, when it moves onto a single floor of prime office space at the Shun Tak Centre in the Central district of Hong Kong. The new centralised 23,000 square feet office location will help strengthen management communication and control, reduce rental charges, and provide room for future expansion as Nam Tai's Far-East headquarters. The office is conveniently located above the ferry terminal and beside the highway, permitting easy transportation, by sea or by land, between the manufacturing facilities in Shenzhen.

The new office address is:

                  15th Floor, China Merchants Tower, Shun Tak Centre Nos. 168-200 Connaught Road
                  Central, Hong Kong
                  Tel:   011-852-2341-0273
                  Fax:   011-852-2341-4164
                  e-mail: investor@namtai.com

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's forward guidance for 2001 profitability and new customer and product orders are forward-looking statements the results of which are uncertain and dependant upon many factors including the level of overall growth in the electronics manufacturing services (EMS) industry, end-user demand, competitive pressures, changes in general economic conditions, and currency fluctuations. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2001 AND 2000
(In Thousands of US Dollars except share data)

                                                                      Unaudited                         Unaudited
                                                                  Three months ended                 Six months ended
                                                                       June 30                           June 30
                                                                 2001           2000               2001           2000
------------------------------------------------------------ -------------- --------------     -------------- --------------
Net sales                                                    $      55,882   $    50,540         $   107,369    $   95,132
Cost of sales                                                       52,951        43,024              98,247        80,743
                                                             -------------- --------------     -------------- --------------

Gross profit                                                         2,931         7,516               9,122        14,389

Costs and expenses
  Selling, general and administrative expenses                       6,096         3,928              11,550         7,587
  Research and development expenses                                    811           949               1,572         1,723
                                                             -------------- --------------     -------------- --------------
                                                                     6,907         4,877              13,122         9,310

                                                             -------------- --------------     -------------- --------------
(Loss) Income from operations                                       (3,976)        2,639              (4,000)        5,079


(Loss) gain on disposal of land                                          -           (27)                 18           313

Interest income                                                        221         1,082                 723         1,702

Other (loss) income - net                                             (598)          165                (281)       11,436

Equity in income (loss) of affiliated companies                        321           (31)                304           (31)

                                                             -------------- --------------     -------------- --------------

(Loss) income before income taxes and minority interest             (4,032)        3,828             (3,236)        18,499

Income taxes benefit (expense)                                          17          (227)              (115)          (324)

                                                             -------------- --------------     -------------- --------------
(Loss) income before minority interest                              (4,015)        3,601             (3,351)        18,175

Minority interest                                                        6            13                 17             13

                                                             -------------- --------------     -------------- --------------
Net (loss) income                                            $      (4,009)  $     3,614       $     (3,334)  $     18,188
                                                             ============== ==============     ============== ==============

Net (loss) income per share
  Basic                                                      $       (0.39)  $      0.41       $      (0.33)  $       2.05
                                                             ============== ==============     ============== ==============
  Diluted                                                    $       (0.39)  $      0.40       $      (0.32)  $       2.00
                                                             ============== ==============     ============== ==============

Weighted average number of shares (`000')
  Basic                                                             10,189         8,848              10,214         8,854
  Diluted                                                           10,270         9,108              10,343         9,106



NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2001 AND DECEMBER 31, 2000 (In Thousands of US Dollars)

                                                                    Unaudited          Audited
                                                                     June 30         December 31
                                                                       2001             2000
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                      $     31,426       $     58,896

  Marketable securities                                                 7,700              7,937

  Accounts receivable, net                                             42,369             37,550

  Inventories                                                          17,283             27,172

  Prepaid expenses and deposits                                         6,678              1,755

  Income taxes recoverable                                              1,123              2,042

                                                                 -----------------------------------
     Total current assets                                             106,579            135,352


Investments in affiliated companies                                     2,358              2,054


Property, plant and equipment, at cost                                 94,493             71,624

Less: accumulated depreciation and amortization                       (30,994)           (27,025)

                                                                 -----------------------------------
                                                                       63,499             44,599

Intangible assets - net                                                24,076             24,996

Other assets                                                            1,369              1,369

                                                                 -----------------------------------
     Total assets                                                $    197,881     $      208,370
                                                                 ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
  Notes payable                                                  $          5     $        1,499

  Short term debt                                                           -                 24

  Accounts payable and accrued expenses                                36,308             40,224

  Amount due to a related party                                         2,644              2,691

  Dividend payable                                                      1,002                904

  Income taxes payable                                                    203                442

                                                                 -----------------------------------
    Total current liabilities                                          40,162             45,784


Deferred income taxes                                                      34                 34

                                                                 -----------------------------------
    Total liabilities                                                  40,196             45,818


Minority interest                                                         174                188


Shareholders' equity:
  Common shares                                                           102                102

  Additional paid-in capital                                          108,164            105,963

  Retained earnings                                                    49,033             56,304

  Accumulated other comprehensive income (Note 1)                         212                (5)

                                                                 -----------------------------------
    Total shareholders' equity                                        157,511            162,364


    Total liabilities and shareholders' equity                   $    197,881     $      208,370
                                                                 ===================================


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2001 AND 2000
(In Thousands of US Dollars)

                                                                      Unaudited                         Unaudited
                                                                  Three months ended                 Six months ended
                                                                        June 30                           June 30
                                                                  2001           2000               2001           2000
------------------------------------------------------------ --------------- --------------    --------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                            $     (4,009)   $      3,614       $    (3,334)   $     18,188
Adjustments to reconcile net income to net cash provided by ( used in) operating activities:
   Depreciation and amortization                                    3,573           1,808             6,356           3,615
   Loss (gain) on disposal of property, plant and equipment            86              28                66            (312)
   Unrealised (gain) loss on marketable securities                   (375)              -               437               -
   Gain on disposal of marketable securities                            -               -                 -         (10,783)
   Gain on disposal of investment in an affiliated company              -               -                 -          (1,346)
   Equity in (income) loss of affiliated companies less              (321)             31              (304)             31
   dividend received and amortisation of goodwill
   Fair value of shares issued as compensation                          -               -                 -             135
   Minority interest                                                   (6)            (13)              (17)            (13)

Changes in current assets and  liabilities,  net of effects of acquisitions  and disposals:
   Increase in accounts receivable                                  (9,484)        (3,223)           (4,779)        (11,860)
   Decrease (increase) in inventories                                8,167         (6,623)            9,911          (7,361)
   Decrease (increase) in prepaid expenses and deposits                494           (275)           (4,921)            298
   (Increase) decrease in income taxes recoverable                     (63)           195               919             154
   Decrease in notes payable                                          (208)           (42)           (1,494)         (6,949)
   Increase (decrease) in accounts payable and accrued               2,455          6,730            (3,913)         13,016
   expenses
   Repayment of capital leases                                           -              -               (65)              -
   Increase (decrease) in amount due to a related party              1,534              -               (87)              -
   (Decrease) increase in income taxes payable                         (47)           108              (239)            205

                                                             --------------- --------------    --------------- --------------
            Total adjustments                                        5,805         (1,276)            1,870         (21,170)
                                                             --------------- --------------    --------------- --------------
Net cash provided by (used in) operating activities          $       1,796   $      2,338      $     (1,464)   $     (2,982)

                                                             --------------- --------------    --------------- --------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                  $   (18,626)   $       (915)      $   (23,601)   $     (1,296)
   Decrease in other assets                                             -             159                 -             159
   Increase in investment of subsidiaries                               -               -               (85)              -
   Proceeds from disposal of investment in an                           -               -                 -           3,875
   affiliated company
   Purchase of interest in affiliated companies                         -               -                 -            (207)
   Proceeds from disposal of property, plant and                       35               -               279             376
   equipment
   Proceeds from disposal of marketable securities                      -               -                 -          22,588

                                                             --------------- --------------    --------------- --------------
   Net cash (used in) provided by investing activities       $    (18,591)   $       (756)      $   (23,407)   $     25,495
                                                             --------------- --------------    --------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                    $       (600)    $         -       $    (1,892)   $        (73)
   Dividends paid                                                  (1,009)         (9,664)           (1,913)        (10,381)
   Repayment of short term debt                                         -            (121)              (24)              -
   Proceeds from shares issued on exercise of options                   -             190             1,231             295
   and warrants
   Contribution by minority interest                                    -               -                 -             200

                                                             --------------- --------------    --------------- --------------
Net cash used in financing activities                        $     (1,609)   $     (9,595)     $     (2,598)   $     (9,959)
                                                             --------------- --------------    --------------- --------------
Foreign currency translation adjustments                               (1)             (1)               (1)              1
                                                             --------------- --------------    --------------- --------------
Net (decrease) increase in cash and cash equivalents              (18,405)         (8,014)          (27,470)         12,555
                                                             --------------- --------------    --------------- --------------
Cash and cash equivalents at beginning of period                   49,831          74,784            58,896          54,215
                                                             --------------- --------------    --------------- --------------
Cash and cash equivalents at end of period                   $     31,426    $     66,770      $     31,426    $     66,770
                                                             =============== ==============    =============== ==============




NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2001 AND 2000
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealised gain on marketable securities. The comprehensive (loss) income of the Company was ($3,117) and $19,022 for the six months ended June 30, 2001 and June 30, 2000, respectively.
2. Business segment information - The Company operates principally in the consumer electronic product segment of the electronics manufacturing services (EMS) industry. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                                        Unaudited                          Unaudited
                                                    Three months ended                  Six months ended
                                                         June 30                            June 30
                                                   2001            2000               2001           2000
--------------------------------------------- --------------- ---------------    --------------- --------------
Net sales from operations within:
   - Hong Kong:
       Unaffiliated customers                 $      51,239   $     49,557       $     98,565    $     93,114

   - PRC, excluding Hong Kong:
       Unaffiliated customers                         4,643            983              8,804           2,018
       Intersegment sales                            39,619         48,233             76,240          90,217

   - Intersegment eliminations                      (39,619)       (48,233)           (76,240)        (90,217)
                                              --------------- ---------------    --------------- --------------

         Total net sales                      $     55,882    $     50,540       $    107,369    $     95,132
                                              =============== ===============    =============== ==============

Income (loss) from operations within:
   - PRC, excluding Hong Kong                 $     (2,644)   $      1,588       $     (2,909)   $      3,605
   - Hong Kong                                      (1,365)          2,026               (425)         14,583
                                              --------------- ---------------    --------------- --------------

         Total net income                     $     (4,009)   $      3,614       $     (3,334)   $     18,188
                                              =============== ===============    =============== ==============


                                                Unaudited        Audited
                                              June 30, 2001   Dec. 31, 2000
--------------------------------------------- --------------- ---------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong                 $      64,121   $     71,242
   - Hong Kong                                      133,760        137,128
                                              --------------- ---------------

         Total assets                         $     197,881   $    208,370
                                              =============== ===============



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                    To Release Q2/01 Results on July 30, 2001

VANCOUVER, CANADA, July 18, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its unaudited second quarter results for the period ended June 30, 2001 before the market opens on Monday, July 30, 2001.

The Company will hold a conference call on Monday, July 30, 2001 @ 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, July 27, 2001.

Shareholders,  media, and interested investors are invited to listen to the live
conference   call  by   dialing   (612)   332-0932   or  on  the   internet   at
http://www.videonewswire.com/event.asp?id=274

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.



The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.



                              For and on behalf of
                            Nam Tai Electronics, Inc.


                                /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO
                            CHIEF FINANCIAL OFFICER


Date:  July 31, 2001